[Provident Financial Holdings, Inc. Letterhead]

December 9, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           Provident Financial Holdings, Inc., Riverside, California
Registration Statement on Form S-1
(Commission File No. 333-162415)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Provident Financial Holdings, Inc. (the “Company”) hereby respectfully requests that the acceleration request we previously submitted dated December 7, 2009 be withdrawn and the above-referenced Registration Statement on Form S-1 be declared effective on Wednesday, December 9, 2009 at 3:30 p.m., Eastern time, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig G. Blunden

Craig G. Blunden President and Chief Executive Officer

cc:           Michael Clampitt, Esquire, Division of Corporation Finance, Securities and Exchange
     Commission
Eric Envall, Esquire, Division of Corporation Finance, Securities and Exchange
     Commission